July 12, 2018

VIA EDGAR and OVERNIGHT DELIVERY

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DTZ Jersey Holdings Limited
Registration Statement on Form S-1
Filed June 20, 2018
File No. 333-225742

Dear Ms. Barros:

On behalf of Cushman & Wakefield Limited (the “Company”), set forth below are responses to certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 29, 2018, with respect to the above referenced Registration Statement on Form S-1 filed by DTZ Jersey Holdings Limited, the Company’s predecessor, on June 20, 2018. The Company has previously responded to Comments 1-4 of the Staff’s letter dated June 29, 2018.

The Company has filed today Amendment No. 1 to the Registration Statement (the “Registration Statement”), together with this letter via EDGAR submission. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of the letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on June 20, 2018.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Registration Statement.

Management and Board of Directors, page 114

5.	We note your signature page references Anand Tejani and David Kim as directors. Please revise to provide corresponding disclosure under Item 401 of Regulation S-K.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the effectiveness of this Registration Statement, the Company will be re-registered as a public limited company incorporated in England and Wales, to be named Cushman & Wakefield plc. In conjunction with this re-registration, Anand Tejani and David Kim will resign as directors of the Company and will no longer be directors as of the effectiveness of this Registration Statement. Prior to requesting effectiveness of this Registration Statement, the Company will file a future amendment to be executed by the directors listed as part of the Company’s disclosure under Item 401 of Regulation S-K.

Description of Share Capital, page 146

Choice of Forum, page 151

6.	We note your disclosure that the articles of association will provide that U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act. Please expand your disclosure to discuss the reasons why management adopted this provision and specify whether this provision will apply to claims arising out of this offering. Please also revise to include a risk factor discussing the potential impact of this provision on the rights of shareholders.

1

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has expanded the related disclosure on page 149 and revised the related disclosure on page 39 in response to the comment.

Part II- Information Not Required in Prospectus, page II-1

Signatures, page II-7

7.	Please revise to include the signatures of your principal executive officer, principal financial officer, your principal accounting officer, and your authorized representative in the United States.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that prior to the effectiveness of this Registration Statement, the Company will be re-registered as a public limited company incorporated in England and Wales, to be named Cushman & Wakefield plc. Prior to this re-registration, the Company is operating as Cushman & Wakefield Limited, whose sole directors and authorized signatories are Anand Tejani, David Kim and Rajeev Ruparelia. Cushman & Wakefield Limited has no officers. Following the re-registration and prior to requesting effectiveness of this Registration Statement, the Company will file a future amendment that includes the signatures of Cushman & Wakefield plc’s principal executive officer, principal financial officer, principal accounting officer and authorized representative in the United States.

Supplemental Response to Comment 19 from Staff’s Prior Letter of May 10, 2018

8.	We note your response that a tax opinion is only required by Item 601(b)(8) of Regulation S-K when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. We also note your disclosure beginning on page 169 titled “Certain U.K. Tax Considerations.” Please file the tax opinion as required by Item 601(b)(8) of Regulation S-K or provide a further explanation of why you believe you are not required to do so.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file a tax opinion as part of future amendments and has revised the exhibit index accordingly.

In further response to Comment 19 from the Staff’s prior letter of May 10, 2018, the Company will file an opinion of Cleary Gottlieb Steen & Hamilton LLP in the form attached hereto as Exhibit A as Exhibit 5.1 to a future amendment to the Registration Statement.

Supplemental Response to Comment 2 from Staff’s Letter of June 29, 2018

2.	We have considered your response to comment two and note your inclusion of supplemental discussion in MD&A based on pro forma financial information. Given the timing of your filing and the fact that MD&A only provides analysis for the three years of financial statements required pursuant to Rule 3-02 of Regulation S-X, inclusion of pro forma financial information for 2014 does not appear appropriate. Please revise to remove pro forma financial information for 2014.

Response

The Company respectfully acknowledges the Staff’s comment and previously responded to the comment in the Company’s letter of July 5, 2018.

In further response to Comment 2 from the Staff’s letter of June 29, 2018, the Company has removed pro forma financial information for 2014 from this Registration Statement. In addition, in order to provide investors with additional information on the historical performance of the three companies the Company combined through execution of mergers and acquisitions during 2014 and 2015, the Company has included in this Registration Statement certain supplemental historical financial data for the year ended December 31, 2014 for each of DTZ, Cassidy Turley and the C&W Group.

*    *    *

2

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Please direct any comments regarding this submission to Brett Soloway at (312) 470-1800 or Helena K. Grannis at (212) 225-2376.

Sincerely,

/s/ Brett Soloway

Brett Soloway Executive Vice President, General Counsel and Corporate Secretary

cc:	Rahul Patel

Babette Cooper

Wilson K. Lee

Securities and Exchange Commission

Jeffrey D. Karpf

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien

Thomas J. Fraser

Ropes & Gray LLP

3

Exhibit A

Form of 5.1 Opinion

[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

                    , 2018

Cushman & Wakefield plc

125 Old Broad Street,

London,

United Kingdom,

EC2N 1AR

Re: Cushman & Wakefield plc Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as special English counsel to Cushman & Wakefield plc, a public limited company incorporated under the laws of England and Wales (the “Company”), in connection with the offering (the “Offering”) by the Company of ordinary shares of                  each in the Company (the “Primary Shares”).

This opinion is being furnished in connection with the registration statement (as amended through the date hereof, the “Registration Statement”) on Form S-1 (No. 333-225742) filed by the Company with the Securities and Exchange Commission on                     , 2018 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Rules”).

We understand that the Securities are not and are not intended to be admitted to trading on any market or exchange, or otherwise listed, in the United Kingdom.

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement;

(b)	a draft of the resolutions of the Pricing Committee of the Company;

(c)	the board resolutions passed at the meeting of the Company’s Board of Directors held on 19 June, 2018, and written resolutions of the Company passed on 13 June, 2018, 10 July, 2018 and , 2018 (together the “Board Resolutions”);

(d)	the shareholder resolutions of the Company on 19 June, 2018, 11 July 2018 and , 2018 (the “Shareholder Resolutions”, and together with the Board Resolutions, the “Corporate Approvals”);

(e)	the certificate of incorporation, the certificate of incorporation on change of name and re- registration of a private company as a public company, and the Memorandum and Articles of Association of the Company (the “Articles”); and

(f)	the register of members of the Company (the “Register”).

In addition, we have reviewed the originals, or copies certified or otherwise identified to our satisfaction, of all such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below we have assumed and not verified:

(a)	the genuineness of all signatures, stamps and seals, the authenticity and completeness of all documents supplied to us and the conformity to the originals of all documents supplied to us as photocopies or facsimile copies;

(b)	that, where a document has been examined by us in draft, specimen or certificated form, it has been or will be executed in the form of that draft, specimen or certificate;

(c)	that there is no basis upon which a person may apply for rectification of the Register pursuant to section 125 of the Companies Act 2006 and the Register has been maintained in accordance with the Companies Act 2006;

(d)	the accuracy as to factual matters of each document we have reviewed, including, without limitation, the accuracy and completeness of the Register and all statements in the Company Certificate;

(e)	that where a document is required to be delivered, each party to it has delivered the same without it being subject to any escrow or other similar arrangement;

(f)	that the Company has fully complied with its obligations under all applicable money laundering legislation;

(g)	no document has been entered into by the Company in connection with any unlawful activity;

(h)	that all consents, approvals, notices, filings and registrations that are necessary under any applicable laws or regulations (other than laws or regulations of the England and Wales) in order to permit the performance of the actions to be carried out pursuant to the Corporate Approvals have been or will be duly made or obtained;

(i)	that there are no provisions of the laws of any jurisdiction outside England and Wales that would have any implication for the opinions we express and that, insofar as the laws of any jurisdiction outside England and Wales may be relevant to this opinion letter, such laws have been and will be complied with;

(j)

that the information relating to the Company disclosed by our searches on                     , 2018 at Companies House at their website at www.companieshouse.gov.uk and by telephone at the Central Registry of Winding Up Petitions at the Companies Court in London in relation to the Company was then complete, up to date and accurate and has not since then been materially altered, and that such searches did not fail to disclose any material information which had been delivered for registration but did not appear on the file in London at the time of our search, and that such oral disclosures did not fail to disclose any material information or any petition for an administration order, dissolution or winding-up order in respect of the Company that has been presented in England and Wales;

(k)	that, except insofar as matters are on public record and are discoverable by making any of the searches referred to in paragraph above, the Company has not passed any voluntary winding-up resolution and that no petition has been presented to, or order made by, any competent authority for the winding-up, dissolution or administration of the Company and that no receiver, interim liquidator, administrative receiver, trustee, administrator or similar officer has been appointed in relation to the Company or any of its assets or revenues;

(l)	that the Corporate Approvals (i) were duly passed at properly convened meetings of duly appointed directors (or authorized committees thereof) of the Company, that a duly qualified quorum of such directors were present throughout such meetings and that a duly qualified majority of such directors voted in favour of approving the resolutions at such meetings and (ii) are in full force and effect and have not been amended, revoked or suspended;

(m)	that each director of the Company has disclosed any interest which he may have in the transactions contemplated by each of the Corporate Approvals in accordance with the provisions of the Companies Act 2006 and the Articles, and that none of the relevant directors of the Company have any interest in such transactions except to the extent permitted by the Articles; and

(n)	that the actions to be carried out pursuant to the Corporate Approvals by the Company and the exercise of its rights and performance of its obligations thereunder will materially benefit the Company, and that the directors of the Company acted in good faith and in the interests of the Company in approving each of the Corporate Approvals and the transactions contemplated thereby.

Based on the foregoing, and subject to the further qualifications and limitations set forth below, it is our opinion that:

1.	The Company has been duly incorporated as a public limited company under the laws of England and Wales. A search of the records of the Registrar of Companies as made public through the www.companieshouse.gov.uk website on , 2018 and an oral enquiry made to the Central Registry of Winding up Petitions at the Companies Court at approximately (GMT) on , 2018 revealed no petition, order or resolution for the winding up of the Company and no petition for, and no notice of appointment of, a receiver or administrator, provided that:

(a)	the searches with Companies House referred to above are not conclusively capable of revealing whether or not (i) a winding-up order has been made in respect of a company or a resolution passed for the winding up of a company, or (ii) an administration order has been made in respect of a company, or (iii) a receiver, administrative receiver, administrator or liquidator has been appointed in respect of a company, since notice of these matters might not be filed with Companies House immediately and, when filed, might not be made available through the website or entered on the files of Companies House relating to insolvency details with respect to the relevant company immediately. In addition, such searches are not capable of revealing, prior to the making of the relevant order, whether or not a winding-up petition or a petition for an administration order has been presented; and

(b)	the enquiry at the Central Registry of Winding up Petitions at the Companies Court referred to above relates only to a compulsory winding up and is not capable of revealing conclusively whether or not a winding-up petition in respect of a compulsory winding up has been presented since details of the petition may not have been entered on the records of the Central Registry of Winding up Petitions immediately or, in the case of a petition presented to a County Court, may not have been notified to the Central Registry and entered on such records at all, and the response to an enquiry only relates to the period of six months prior to the date when the enquiry was made. We have not made enquiries of any County Court as to whether a petition for the appointment of an administrator has been presented to, or an administration order has been made by, any County Court against the Company.

2.	The allotment of the Primary Shares has been duly authorised and the Primary Shares will, when the names of the holders of such Primary Shares are entered in the Register and subject to the receipt by the Company of the aggregate issue price in respect of all the Primary Shares, be validly issued, fully paid and no further contributions in respect thereof will be required to be made to the Company by the holders thereof, by reason solely of their being such holders.

Other than as set out above, we express no opinion as to any agreement, instrument or other document that may arise or be entered into, or as to any liability to tax that may arise or be incurred as a result of or in connection with the Offering.

The opinions set out above are limited to the laws of England and Wales in force as at the date of this opinion letter, as currently applied by the courts in England and Wales, and are given on the basis that this opinion letter and any non-contractual obligations arising out of or in connection with it will be governed by and construed in accordance with English law.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to this firm under the captions “Risk Factors,” “Legal Matters,” and “Service of Process and Enforcement of Judgments” of the prospectus contained in part I of the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

This opinion letter is not to be furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:
Michael J. Preston, a Partner